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                                                      Filed by: Bancolombia S.A.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                                  Commission File No.: 333-09478
                                               Subject Company: Bancolombia S.A.

                               COMBINATION PROCESS
                       BANCOLOMBIA, CONAVI AND CORFINSURA

      DETERMINATION OF THE SUITABILITY AND INDEPENDENCE OF BNP PARIBAS S.A.

MEDELLIN, COLOMBIA. JANUARY 31, 2005

The Superintendency of Banking has determined BNP PARIBAS S.A. is a suitable and independent firm to undertake, in accordance with article 62 of the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended), the technical study that will determine the value of CONAVI BANCO COMERCIAL Y DE AHORROS S.A., CORFINSURA S.A. and BANCOLOMBIA S.A. and the corresponding exchange ratio in the combination of such entities.

                     FIRM THAT WILL RENDER FAIRNESS OPINION

BANCOLOMBIA has engaged CREDIT SUISSE FIRST BOSTON LLC, as financial advisor, to evaluate the financial terms of the transaction and provide a Fairness Opinion on such terms.

If BANCOLOMBIA does decide to combine with CONAVI and CORFINSURA, it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero,
(574) 510 8866. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.